UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

UMH Properties, Inc.

(Exact name of registrant as specified in its charter)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-12690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UMH PROPERTIES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 4 North, Suite 3-C

Freehold, NJ 07728

UMH PROPERTIES, INC. 401(K) PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2025

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Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

UMH Properties, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UMH Properties, Inc. 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PKF O’Connor Davies, LLP

We have served as the Plan’s auditor since 2010.

June 26, 2026

New York, New York

PCAOB ID No. 127

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UMH PROPERTIES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
ASSETS
Investments, at fair value	$35,646,685	$32,439,477

Receivables
Employer	1,246,800	1,083,713
Participants	78,497	57,412
Notes receivable from participants	821,895	663,153
Total Receivables	2,147,192	1,804,278

Total Assets	37,793,877	34,243,755

LIABILITIES	-0-	-0-
Net Assets Available for Benefits	$37,793,877	$34,243,755

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UMH PROPERTIES, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2025

ADDITIONS:
Contributions
Participants	$2,544,606
Employer	1,436,070
Rollover	25,532
Total Contributions	4,006,208

Investment Income
Dividends	674,217
Net appreciation in fair value of investments	776,694
Total Investment Income	1,450,911

Interest on notes receivable from participants	56,601

Total Additions	5,513,720

DEDUCTIONS:
Benefits paid to participants	1,735,159
Administrative fees	228,439
Total Deductions	1,963,598

Net Increase	3,550,122

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	34,243,755

End of year	$37,793,877

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UMH PROPERTIES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

1.	Description of Plan

The following brief description of the UMH Properties, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution profit sharing plan available to all full-time employees of UMH Properties, Inc. (“UMH”) (the “Plan Sponsor”). The Plan is a qualified salary deferral plan under the provisions of the Internal Revenue Code (“IRC”) sections 401(a) and 401(k). The Plan is subject to the applicable regulations of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the IRC.

Assets Held for Investment

All Plan assets are held with Principal Trust Company (“Principal”), the trustee, and record-keeper over all of the Plan’s assets. Among other duties, Principal is responsible for the custody of the Plan assets and for the payment of benefits to eligible participants.

Eligibility

Substantially all full-time employees of the Plan Sponsor are eligible for Plan participation and may enter the Plan provided they are over 21 years of age.

An employee who has satisfied the eligibility requirements may enter the Plan at the beginning of each quarter, following the date which he or she satisfies such eligibility requirements.

Contributions

Eligible employees may contribute, on a pre-tax or after-tax basis (Roth), up to 100% of their eligible compensation up to the annual limit determined by the IRC. A participant may elect to increase, decrease or suspend deductions according to procedures established by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Plan includes an auto enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default rate set at 5% of their eligible compensation. Each year, the deferral percentage will increase by 1% until the participant reaches 10% of their eligible compensation.

Rollover contributions are comprised of distributions made to the participants from their former employers’ qualified retirement plans or traditional IRA’s and transferred to the Plan.

The Plan Sponsor provides a safe harbor contribution equal to 100% of the first 3% of eligible compensation plus 50% of the next 2% of eligible compensation. For the year ended December 31, 2025, safe harbor contributions totaled $1,278,597. During May 2026, the Plan Sponsor contributed $1,246,800 and used $31,797 from the forfeiture accounts.

In addition, during 2025 the Plan Sponsor utilized approximately $110,958 of available forfeitures toward certain prior-year employer contribution obligations, with the remaining amount of approximately $93,374 funded through cash contributions. The funding was completed in December 2025.

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The Plan Sponsor may make a discretionary employer contribution each Plan year. The amount of the contribution and allocation formula is determined by the Plan Sponsor each year and allocated to employees accordingly. For the year ended December 31, 2025 there were no discretionary contributions.

Participant Accounts

A separate account is maintained for each participant, which is credited with the participant’s contribution and allocations of (a) the Plan Sponsor’s contributions and, (b) Plan earnings (losses), and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in any of the investment options offered by the Plan. There is no limit to how often a participant may change their investment options. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting

Participants are immediately vested in their contributions, employer safe harbor contributions, and the related earnings thereon. Employer matching contributions and the related earnings thereon are subject to a two-year cliff vesting schedule and become 100% vested upon completion of two years of vesting service. Employer discretionary contributions and the related earnings thereon vest based on years of vesting service as follows: 25% after 2 years of service, 50% after 3 years of service, 75% after 4 years of service and 100% after 5 years of service.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts serve to reduce employer contributions, Plan expenses or reallocate amounts to participant’s accounts. As of December 31, 2025 and 2024, there were $90,446 and $183,067 in the forfeiture account, respectively. During 2025, the Plan Sponsor used $31,797 to fund the safe harbor contributions required for the year ended December 31, 2025. In addition, approximately $110,958 of available forfeitures was applied toward certain prior-year employer contribution obligations.

Payment of Benefits

Benefits are paid upon retirement (age 65), death, disability, or termination of employment. Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

A participant may apply for a hardship withdrawal at any time. This withdrawal must be for an immediate financial need for which funds are not reasonably available from other resources. Hardships include post-secondary educational expenses for the participant or their dependents, medical expenses to the extent not otherwise reimbursed under the Plan Sponsor’s medical programs, expenses for the purchase of a principal residence or material alterations thereto, payments to prevent eviction from or foreclosure on a principal residence and burial or funeral expenses for the participant’s parent, spouse, children or dependents.

The Plan has an in-service withdrawal provision for employees who are age 59 ½ or older.

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Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. These loans are secured by the balance in the participant’s account and bear interest as determined at the time of the loan origination. Only two loans may be outstanding by a participant at a time. Principal and interest is paid ratably through weekly payroll deductions over a period of time not to exceed five years. If the proceeds are used to construct or rehabilitate a participant’s principal residence, the Plan administrator may permit a longer repayment term. Principal and interest repaid is reinvested based on the participant’s present investment allocation selection.

The interest rate for all outstanding loans ranged from 4.25% to 9.50% at December 31, 2025 and 2024.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested with the Plan Sponsor’s contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), using the accrual basis of accounting, which recognizes revenue when it is earned and expenses as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities, and the reported amounts of additions and deductions to net assets during the period. Actual results could differ from those estimates.

Fair Value Measurements

The Plan follows US GAAP guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable and are used to the extent that observable inputs do not exist.

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Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold during the year as well as those held at the end of the year.

Shares of common stock of the Plan Sponsor held by the Plan are valued at the closing price on The New York Stock Exchange.

Other shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Interest-bearing cash which is comprised of money market funds is valued at amortized cost, which approximates fair value. The fund invests primarily in short-term, high-quality debt securities.

Mutual funds held by the Plan are valued at fair value based on the daily closing price as reported by the funds. All of the mutual funds are open-ended and are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value (“NAV”) and to transact at that price. Pooled separate accounts are reported at the value reported to the Plan by the insurance company, which represents the fair value of the underlying investments comprising the accounts. The common/collective trusts are valued at NAV of units held by the Plan. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Pursuant to US GAAP guidance, alternative investments where fair value is measured using NAV are not categorized within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement. Interest is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Expenses

With the exception of the Plan’s recordkeeping fees and participant loan expenses (loan setup and loan maintenance fees) which are charged to the individual participant’s account, all other administrative expenses incurred by the Plan are paid by the Plan Sponsor and are excluded from these financial statements.

Expenses relating to investment management are paid directly by the respective investment vehicle and are included in net appreciation in fair value of investments.

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3.	Investments

The following are the classes and major categories of the Plan’s investments at December 31, 2025 and 2024 grouped by the fair value hierarchy:

	Fair Value Measurements at Reporting Date Using

	Level 1	Level 2	Other Investments Measured at NAV*	Total
As of December 31, 2025:
Interest-bearing cash	$419,709	$-0-	$-0-	$419,709
Mutual funds	6,854,650	-0-	-0-	6,854,650
Common stocks	11,305,979	-0-	-0-	11,305,979
Common/collective trust	-0-	-0-	15,894,287	15,894,287
Pooled separate accounts	-0-	1,172,060	-0-	1,172,060
Total investments	$18,580,338	$1,172,060	$15,894,287	$35,646,685

As of December 31, 2024:
Interest-bearing cash	$5,800	$-0-	$-0-	$5,800
Mutual funds	5,863,874	-0-	-0-	5,863,874
Common stocks	12,316,940	-0-	-0-	12,316,940
Common/collective trust	-0-	-0-	13,259,771	13,259,771
Pooled separate accounts	-0-	993,092	-0-	993,092
Total investments	$18,186,614	$993,092	$13,259,771	$32,439,477

(*)	As discussed in Note 2, investments that are measured using the practical expedient are not classified within the fair value hierarchy.

Common/Collective Trusts - Principal LifeTime Hybrid Date Funds

The Plan offers 14 common/collective trusts called the Principal LifeTime Hybrid Date Funds (“LifeTime Date Funds”). These LifeTime Date Funds include: the Principal LifeTime Hybrid 2015 Fund; the Principal LifeTime Hybrid 2020 Fund; the Principal LifeTime Hybrid 2025 Fund; the Principal LifeTime Hybrid 2030 Fund; the Principal LifeTime Hybrid 2035 Fund; the Principal LifeTime Hybrid 2040 Fund; the Principal LifeTime Hybrid 2045 Fund; the Principal LifeTime Hybrid 2050 Fund; the Principal LifeTime Hybrid 2055 Fund; the Principal LifeTime Hybrid 2060 Fund; the Principal LifeTime Hybrid 2065 Fund; the Principal LifeTime Hybrid 2070 Fund; Principal Stable Value Z Fund; and the Principal LifeTime Hybrid Income Fund. The unit value of each of these funds is determined on a daily basis. Units are issued and redeemed at their unit value. Net investment income and realized and unrealized gains and losses on investments are not distributed to participants but are reflected in the unit value.

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4.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2025 and 2024:

	2025	2024

Net assets available for benefits per the financial statements	$37,793,877	$34,243,755
Participants’ contribution receivable	(78,497)	(57,412)
True up participant contribution from prior year	-0-	-0-
Net Assets Available for Benefits per Form 5500	$37,715,380	$34,186,343

The following is a reconciliation of total additions per the financial statements to Form 5500 for the year ended December 31, 2025:

Total additions per the financial statements	$5,513,720
2024 Participants’ contributions receivable	57,412
2025 Participants’ contributions receivable	(78,497)
Total Additions per Form 5500	$5,492,635

5.	Tax Status

IRS issued an opinion letter to the prototype plan document preparer, Principal, dated June 30, 2020, which states that the form of the prototype plan qualifies under the applicable provisions of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine examination by taxing jurisdictions for periods since 2022; however, there are currently no examinations for any tax periods in progress.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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7.	Party-In-Interest Transactions

Certain Plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, those transactions qualify as exempt party-in-interest transactions under ERISA.

Participants who are active employees may borrow from their accounts and such loans qualify as exempt party-in-interest transactions under ERISA. These loans are recorded as notes receivable from participants in the statements of net assets available for benefits.

Certain employees of the Plan Sponsor, who may be participants in the Plan, perform administrative services for the Plan at no cost to the Plan.

The Plan holds investments in the common stock of the Plan Sponsor, comprised of the following at:

December 31, 2025
Fair value	$11,179,195
Number of shares held	702,978

December 31, 2024
Fair value	$12,079,236
Number of shares held	639,790

8.	Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were issued, and has determined that there were no subsequent events or transactions which would require recognition or disclosure in the financial statements.

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UMH PROPERTIES, INC. 401(K) PLAN

SCHEDULE PURSUANT TO DEPARTMENT OF LABOR REQUIREMENTS

SCHEDULE H, PART IV – LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2025

EIN #: 22-1890929
Plan #: 001
	(b)	(c)
	Identity of Issue,	Description of Investment, Including	(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Value

	INTEREST-BEARING CASH	SHARES
	Charles Schwab Government Money Fund	100,431	$100,431
	Charles Schwab Prime Advantage Money Fund	100,445	100,445
	Charles Schwab Money Market Fund	218,833	218,833
			419,709

	COMMON/COLLECTIVE TRUSTS	UNITS
*	Principal LifeTime Hybrid Income Fund	37,086	903,775
*	Principal Stable Value Z Fund	5,849	153,036
*	Principal LifeTime Hybrid 2015 Fund	16,768	572,100
*	Principal LifeTime Hybrid 2020 Fund	15,087	582,651
*	Principal LifeTime Hybrid 2025 Fund	40,193	1,725,430
*	Principal LifeTime Hybrid 2030 Fund	97,501	4,603,980
*	Principal LifeTime Hybrid 2035 Fund	33,444	1,733,056
*	Principal LifeTime Hybrid 2040 Fund	13,919	787,056
*	Principal LifeTime Hybrid 2045 Fund	25,003	1,517,130
*	Principal LifeTime Hybrid 2050 Fund	13,170	829,379
*	Principal LifeTime Hybrid 2055 Fund	21,882	1,406,985
*	Principal LifeTime Hybrid 2060 Fund	28,894	894,083
*	Principal LifeTime Hybrid 2065 Fund	8,001	172,032
*	Principal LifeTime Hybrid 2070 Fund	877	13,594
			15,894,287

	MUTUAL FUNDS	SHARES
	Columbia Trust Dividend Income Fund	11,202	221,022
	JPMorgan US Equity Fund	68,576	1,856,353
	American Beacon Small Cap Value Fund	25	576
	Hood River Small-Cap Growth Fund	1,797	160,361
	JPMorgan Mid Cap Growth Fund	551	28,532
	T Rowe Price Blue Chip Growth Fund Inc	6,582	1,395,232
	Eaton Vance Atlanta Capital SMID-Cap Fund	21,955	818,689
	Cohen & Steers Real Estate Securities Fund	43,937	763,182
	BlackRock High Yield Portfolio	50,166	364,769
	Vanguard Mid-Cap Value Index Fund/Open-end fund	2,649	243,301
	Smallcap World Fund Inc	4,850	370,029
	American Century Growth Fund	1,808	108,626
	Invesco Oppenheimer International Growth Fund	10,032	253,410
	JPMorgan Government Bond Fund	8,574	83,760
	Fidelity Inflation Protected Bond Index Fund	781	7,126
	Fidelity US Bond Index	1,980	20,969
	Fidelity Mid Cap Index Fund	189	6,964
	Fidelity Total International Index Fund	8,761	151,749
			6,854,650

	COMMON STOCKS	SHARES
*	UMH Properties, Inc.	702,978	11,179,195
	Albertsons CO SHS Class	49	843
	Constellation Brand Class A	152	20,970
	Cracker Barrel Old CTRY	1,082	27,482
	Dave & Busters Inc.	4,364	70,740
	Johnson Outdoors Class A	159	6,749
			11,305,979

	POOLED SEPARATE ACCOUNTS	UNITS
*	Principal Largecap S&P 500 Index Fund	1,802	703,434
*	Principal Smallcap S&P 600 Index Fund	3,352	375,085
*	Principal Core Plus Bond Fund	592	93,541
			1,172,060

*	NOTES RECEIVABLE FROM PARTICIPANTS	Interest rates are between 4.25% and 9.50% with maturities through 2030	821,895
			$36,468,580

*	Denotes a party-in-interest as defined by ERISA.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMH PROPERTIES, INC. 401(K) PLAN

By: UMH Properties, Inc., as Plan Administrator

Date: June 26, 2026	By:	/s/ Kevin S. Miller
	Name:	Kevin S. Miller
	Title:	Executive Vice President and Chief Financial Officer

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EXHIBITS:

23.1	Consent of Independent Registered Public Accounting Firm

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